SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____ )*
GTx, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
40052B108
(CUSIP Number)
January 22, 2009
(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40052B108	13G	Page	2	of	5

1	NAME OF REPORTING PERSON I.R.S. identification number (entity only) Jack W. Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		2,014,682

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Not applicable

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,014,682

WITH:	8	SHARED DISPOSITIVE POWER

		Not applicable

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,014,682

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%

12	TYPE OF REPORTING PERSON

	IN

CUSIP No.	40052B108	13G	Page	3	of	5
Item 1(a). Name of Issuer:
GTx, Inc.
Item (b). Address of Issuer’s Principal Executive Offices:
3 North Dunlap Street
Memphis, Tennessee 38163
Item 2(a). Name of Person Filing:
Jack W. Schuler
Item 2(b). Address of Principal Business Office or, if None, Residence:
28161 North Keith Drive
Lake Forest, Illinois 60045
Item 2(c): Citizenship:
Mr. Schuler is a citizen of the United States.
Item 2(d): Title of Class of Securities:
Common Stock, $0.001 par value (“GTXI common stock”)
Item 2(e) CUSIP Number:
40052B108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under

CUSIP No.	40052B108	13G	Page	4	of	5
section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership.
     (a) Amount beneficially owned:
     The 2,014,682 shares of GTXI common stock for which this Schedule is filed consist of (i) 144,993 shares that are owned by an individual retirement account for Jack W. Schuler’s benefit and (ii) 1,869,689 shares that are owned by a revocable grantor-type trust that Mr. Schuler established and of which he serves as the sole trustee.
     There are excluded 427,563 shares of GTXI common stock that are owned by three irrevocable trusts that Mr. Schuler established for the benefit of his children, all of whom are now adults who do not reside with Mr. Schuler. Mr. Schuler is not a trustee of any of these trusts and does not possess voting or investment power in respect of any of the shares of GTXI common stock that they own. Mr. Schuler disclaims any beneficial ownership of the three trusts’ respective shares of GTXI common stock.
     There are also excluded 621,871 shares of GTXI common stock that are owned by a tax-exempt private foundation that Mr. Schuler established and of which Mr. Schuler serves as one of three directors. Mr. Schuler does not participate in the exercise of any voting or investment power in respect of any of the shares of GTXI common stock that the foundation owns.
     (b) Percent of class:
     5.5%.
     This percentage was computed on the basis of 36,366,216 shares of GTXI common stock outstanding, as disclosed in the quarterly report on Form 10-Q that GTXI filed for the quarter ended September 30, 2008.
     (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	2,014,682
(ii) Shared power to vote or direct the vote:	N/A
(iii) Sole power to dispose or to direct the disposition of:	2,014,682
(iv) Shared power to dispose of to direct the disposition of:	N/A
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting

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person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certification.
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: February 2, 2009

/s/	Jack W. Schuler

Jack W. Schuler

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